UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50142

Solar Power, Inc.*

(Exact name of registrant as specified in its charter)

3500 Douglas Boulevard, Suite 240

Roseville, California 95661-3875

(916) 770-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note

*	Effective January 4, 2016, Solar Power, Inc. (“SPI”) completed its merger (the “Merger”) to reorganize itself as a Cayman Islands company, as contemplated by the Second Amended and Restated Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated October 30, 2015, by and among SPI, SPI Energy Co., Ltd. (“SPI Energy”) and SPI Merger Sub, Inc. Pursuant to the Merger Agreement, the issued and outstanding shares of SPI’s common stock (other than any shares of SPI’s common stock that are “Dissenting Shares” as defined in the Merger Agreement) acquired prior to 3:00 P.M. EST, November 5, 2015 were converted into the right to receive American depositary shares (“ADSs”) representing SPI Energy ordinary shares. The issued and outstanding shares of SPI’s common stock (other than any shares of SPI’s common stock that are “Dissenting Shares” as defined in the Merger Agreement) acquired after 3:00 P.M. EST, November 5, 2015 were converted into the right to receive SPI Energy ordinary shares. The Merger constitutes a succession for purpose of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of SPI, which is now a wholly-owned subsidiary of SPI Energy, under the Exchange Act, and does not affect the reporting obligations of SPI Energy under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, SPI Energy Co., Ltd., a Cayman Islands company, as successor to Solar Power, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 4, 2016	By:	/s/ Amy Jing Liu
		Name:	Amy Jing Liu
		Title:	Chief Financial Officer

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